SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

                                    Commission File No. 001-08140

                    FLEMING COMPANIES, INC.
    (Exact name of registrant as specified in its charter)

                    6301 Waterford Boulevard
                        P.O. Box 26647
               Oklahoma City, Oklahoma  73126-0647
                        (405) 840-7200
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock Purchase Rights
     (Title of each class of securities covered by this Form)

                   Common Stock, par value $2.50
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [ ]           Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(1)(ii)    [ ]           Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(i)     [ ]           Rule 12h-3(b)(2)(ii)    [ ]
Rule 12g-4(a)(2)(ii)    [ ]           Rule 15d-6              [ ]
Rule 12h-3(b)(1)(i)     [X]

     Approximate number of holders of record as of the certifi-cation or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Fleming Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:   May 21, 1997             By  DAVID R. ALMOND
                                     David R. Almond, Senior Vice
                                     President, General Counsel and
                                     Secretary